Pitney Bowes Inc.

1 Elmcroft Road
Stamford, CT 06926-700
T: 203.356.500
www.pb.com

November 27, 2012
Mr. Marc Lautenbach

Dear Marc:
I am pleased to confirm our offer to you to join Pitney Bowes Inc. (the “Company”) as President and Chief Executive Officer. You will report to the Board of Directors of the Company (the “Board”). The terms of your compensation and benefits package are as follows:

1.	Your annual base salary will be $850,000, paid on a semi-monthly basis. Your anticipated start date is December 3, 2012.

2.
Your position is currently eligible to earn an annual incentive award with a target opportunity of one hundred thirty percent (130%) of your base salary and a maximum of two-hundred-twenty five percent (225%) of your base salary. This opportunity will commence with the Company’s 2013 performance year, which coincides with the calendar year. The actual payment is determined based on the performance of the Company compared to the financial and strategic goals established by the independent directors of the Board (the “Independent Directors”). Payments of the annual incentive are usually paid in February of the following year. For the 2013 performance year, you will be eligible to receive a bonus payable in February 2014.

3.
Your position is currently eligible for long-term incentives with a target value of $4,000,000. Your long-term incentives for 2013 will be granted in February 2013. The Independent Directors will determine the mix of cash incentive units (CIUs), stock options, performance-based restricted stock units (RSUs), or other incentive vehicles that you will receive. CIUs are cash units earned on the basis of achievement of approved financial metrics (e.g., EPS, revenue growth and adjusted free cash flow) and strategic metrics chosen to position the company for future growth targets with a +/- 25% award modifier based upon our TSR versus the TSRs of our peer group (a positive TSR modifier will apply only if TSR is positive). We expect that for your 2013 grants, approximately 60% of the value will be granted in the form of CIUs and approximately 40% of the value will be granted in the form of RSUs, although the final decision will be made by the Independent Directors with your input. After 2013 you will be eligible to receive additional long-term incentives as part of the Company’s annual LTI grant review process. Long-term incentives are administered in accordance with the terms and provisions of the Company’s 2007 Stock Plan and the standard form of award agreement for the particular type or types of awards granted to you.

4.	This offer also includes the following sign-on performance equity grant:

•	A one-time grant of premium-priced stock options, to be granted in connection with your commencement of employment as follows:

Every connection is a new opportunity™

•	100,000 options with an exercise price equal to 115% of the closing price of the Company’s common stock on the first trading day on or following your commencement of employment in 2012 (“Start Date”).

•	200,000 options with an exercise price equal to 130% of the closing price on the Start Date.

•	300,000 options with an exercise price equal to 145% of the closing price on the Start Date.

•
400,000 options with an exercise price equal to 160% of the closing price on the grant date. This last tranche of premium-priced options will be granted in 2013 in the sole discretion of the Independent Directors, including any adjustments determined to be necessary or desirable in order to comply with the terms of the Company’s 2007 Stock Plan.

•
Vesting of any premium-priced options granted to you will vest in four equal annual installments beginning on the first anniversary of the Start Date and ending on the fourth anniversary of the Start Date. The maximum term of any such options shall be ten (10) years. The other material terms and conditions will be set forth in the Company’s 2007 Stock Plan and the standard form of stock option agreement.

5.
If during your first 18 months of employment, either (1) your employment is terminated by the Company without “Cause”, or (2) a “Change of Control” occurs during that 18 month period and you resign for a “Good Reason” within the subsequent two years, then you will receive (a) 1.5 times your then current base salary and 1.5 times your then current target bonus, payable in a lump sum, and (b) accelerated vesting of all equity awards as provided under the applicable plan or policy of the Company. If following your first 18 months of employment, either (1) your employment is terminated by the Company without “Cause”, or (2) a “Change of Control” occurs after that initial 18 month period and you resign for a “Good Reason” within the subsequent two years, then you will receive (a) 2 times your then current base salary and 2 times your then current target bonus, payable in a lump sum, and (b) accelerated vesting of all equity awards as provided under the applicable plan or policy of the Company. Any such payments or benefits shall be subject to the delivery of an effective general release of claims on terms used by the Company at that time (which release shall not impose any restrictions on your post-termination activities in addition to those binding on you pursuant to any other agreement between you and the Company and shall not apply to (i) accrued or vested benefits subject to the terms of applicable Company benefit plans and COBRA (for example, vested pension rights, COBRA rights to continued coverage for medical, prescription and dental, and conversion to individual coverage for life insurance), (ii) any rights to indemnification or advancement of legal fees under the Company’s governing documents or otherwise, (iii) any rights under any directors’ and officers’ liability insurance policy maintained by the Company, or (iv) any vested equity awards). The terms “Cause”, “Good Reason” and “Change of Control” shall have the same meanings as set forth in the Company’s Senior Executive Severance Policy as in effect on the date hereof.

The severance benefits described in this letter will be in lieu of any severance benefits which you may be otherwise entitled under the Company’s Senior Executive Severance Policy and/or Severance Pay Plan.

6.
You will be eligible to receive other benefits or perquisites provided by the Company from time to time to its senior executive officers on the terms set forth in the plans, programs or policies setting forth the terms of those benefits or perquisites.

7.	You will be covered by the Pitney Bowes Inc. Executive Stock Ownership Policy which requires you to attain a target ownership level of five-times base salary over a five-year period.

8.
Notwithstanding any provision of this letter to the contrary, if any payments or benefits to which you become entitled, whether pursuant to the terms of or by reason of this letter or any other plan, arrangement, agreement, policy or program (including without limitation any restricted stock, stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing) with the Company, any successor to the Company or to all or a part of the business or assets of the Company (whether direct or indirect, by purchase, merger, consolidation, spin off, or otherwise and regardless of whether such payment is made by or on behalf of the Company or such successor) or any person whose actions result in a change of control or any person affiliated with the Company or such persons (in the aggregate, “Total Payments”), constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (“Code”), and but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then you will be entitled to receive either (a) the full amount of the Total Payments or (b) a portion of the Total Payments having a value equal to $1 less than three (3) times your “base amount” (as such term is defined in Section 280G(b)(3)(A) of the Code, the “Safe Harbor Cap”), whichever of (a) and (b), after taking into account applicable federal, state, and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (the “Excise Tax”) or any successor provision of the Code or any similar state or local tax, results in the receipt by you on an after-tax basis, of the greatest portion of the Total Payments. In the event that the Total Payments are to be reduced pursuant hereto, such Total Payments shall be reduced such that the reduction of compensation to be provided to you is minimized. In applying this principle, the reduction shall be made in the following order: (i) all cash payments; (ii) all full-value shares; and (iii) any equity awards subject to Q&A-24(c) of Treasury Regulation section 1.280G-1; and within each class the last payment or award vesting shall be reduced first.

9.	The Company will reimburse you for reasonable expenses incurred by you to retain professional advisors to evaluate the terms of the Company’s offer of employment, up to a maximum of $20,000.

10.
All payments pursuant to this letter shall be subject to the provisions of this paragraph. Notwithstanding anything in this letter to the contrary, this letter is intended to be interpreted and operated to the fullest extent possible so that the payments and benefits under this Agreement either shall be exempt from the requirements of Section 409A of the Code or shall comply with the requirements of such provision. If you are a “specified employee” within the meaning of Section 409A of the Code at the time of your “separation from service” within the meaning of Section 409A of the Code, then any payment otherwise required to be made to you under this letter or otherwise on account of your separation from service, to the extent such payment (after taking in to account all exclusions applicable to such payment from coverage by Section 409A of the Code) is properly treated as deferred compensation subject to Section 409A of the Code, shall not be made until the first business day after (i) the expiration of six months from the date of your separation from service, or (ii) if earlier, the date of your death (the “Delayed Payment Date”). On the Delayed Payment Date, there shall be paid to you (or, if applicable, your estate), in a single cash lump sum, an amount equal to aggregate amount of the payments delayed pursuant to the preceding sentence.
In accepting this offer, you agree that you have relied only on the terms set forth in this letter and the attached Terms and Conditions, and not on any representation or statement made by a Company employee, agent or representative. The Company periodically conducts market reviews of its compensation structure and reserves the right to amend, modify or terminate its compensation programs without prior notice.
This offer is contingent upon approval of the Board. This offer is also contingent upon the satisfaction of the provisions outlined in the attached Terms and Conditions. In accepting this offer, you agree that you have relied only on the terms set forth in this offer, including the attached Terms and Conditions.
Please verbally confirm your acceptance of this offer to me, sign this document, and fax/scan back to me a signed copy of this offer letter no later than 5:00 pm EDT on November 27, 2012. Following that, additional materials will be sent to you electronically.
Marc, we are confident that the position will be challenging and rewarding, that you will make significant contributions, and that you will achieve personal success at Pitney Bowes.
Sincerely,

/s/ Eduardo Menascé
Eduardo Menascé
Chairman, Executive Compensation Committee of the Board of Directors
Pitney Bowes Inc.
Attachments: Terms and Conditions
Acceptance Confirmation:

/s/ Marc Lautenbach         11 – 27 – 12
Marc Lautenbach                    Date

Terms and Conditions

1.
Completion of a Proprietary Information Protection Agreement (standard form attached). For purposes of such Agreement: (i) Paragraph (III) thereof will not prohibit you from retaining your address books that contain only contact information; (ii) Paragraph (IV)(A) will not apply to your employment with or other provision of services to a separately managed and operated division or affiliate of a competitor if such division or affiliate does not compete with the Company’s business and you do not discuss any material matters with regard to the competing division with employees of any divisions or affiliates of such business that do compete with the Company’s business; (iii) for purposes of Paragraph (IV)(B), a person, company or entity will be deemed a prospective customer of the Company if the Company has made a business proposal to such person, company or entity within twelve (12) months prior to your termination of employment; (iv) you will not be deemed to have violated Paragraph (IV)(C) with respect to an independent contractor of the Company unless such independent contractor provides services to the Company on an exclusive or semi-exclusive basis; and (v) you will not be deemed to have violated Paragraph (IV)(C) solely because a Company employee or independent contractor responds to a general advertisement not specifically targeted at Company employees or independent contractors.

2.
As a condition of your employment you will be required to electronically sign and comply with a PB Resolve Agreement. The PB Resolve Agreement requires, among other provisions, that all covered disputes you may have with the Company and the Company may have with you, be submitted to the Company’s alternate dispute resolution process (“PB Resolve”), which includes full and final resolution of disputes through a four step process, ending with binding arbitration.

3.
Please note that you must satisfy the drug test requirement within your first thirty (30) days of employment and the background verification requirement prior to your first day of employment. Failure to complete these steps in the agreed upon time frame will result in the rescission and/or cancellation of this offer and your application for employment with any Pitney Bowes Company will not be reconsidered for a period of one year.

4.	Provision of the proper immigration control forms (I-9).
One additional important matter: Pitney Bowes does not wish to receive any documents or any confidential information concerning any business, technical or other matters of which you might be aware as a result of your former employment or from any other party. If at any time you are in doubt about whether or not to bring with you any information or disclose any such information, you should resolve the situation by not disclosing or discussing any information which could create a present or future conflict for you or Pitney Bowes.

You have advised us that you are not under any current or former agreement that prohibits you from being employed by Pitney Bowes. You understand that in the event such an agreement exists, Pitney Bowes has the right to end your employment or contest the agreement at its sole discretion. In addition, you understand and agree your employment is “at-will”, which means that you or Pitney Bowes can end your employment at any time for any reason.